Filed Pursuant to Rule 433

Registration No. 333-226056-02

Florida Power & Light Company

Pricing Term Sheet

July 28, 2020

Issuer:	Florida Power & Light Company
Designation:	Floating Rate Notes, Series due July 28, 2023
Registration Format:	SEC Registered
Principal Amount:	$1,250,000,000
Date of Maturity:	July 28, 2023
Interest Payment Dates:	Quarterly in arrears on January 28, April 28, July 28 and October 28 of each year, beginning October 28, 2020.
Coupon Rate:	Floating rate based on the Three-Month LIBOR Rate plus 0.38%; reset quarterly on each January 28, April 28, July 28 and October 28, beginning October 28, 2020. The coupon rate that will be in effect on the Settlement Date will be determined on July 29, 2020.
Price to Public:	100% of the principal amount thereof.
Trade Date:	July 28, 2020
Settlement Date:*	July 31, 2020 (T+3)
Redemption:	Redeemable at any time on or after January 28, 2021, in whole or in part, at 100% of the principal amount, plus any accrued and unpaid interest.

CUSIP / ISIN Number:	341081 GA9/ US341081GA93
Expected Credit Ratings:**
Moody’s Investors Service Inc.	“A1” (stable)
S&P Global Ratings	“A” (stable)

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

RBC Capital Markets, LLC

Regions Securities LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Manager:

Academy Securities, Inc.

Junior Co-Managers:

C.L. King & Associates, Inc.

Guzman & Company

___________________

* It is expected that delivery of the Floating Rate Notes will be made against payment therefor on or about July 31, 2020, which will be the third business day following the date of pricing of the Floating Rate Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Floating Rate Notes initially will settle in T+3, purchasers who wish to trade the Floating Rate Notes on the date of pricing of the Floating Rate Notes should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

** A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The term “Three-Month LIBOR Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated July 28, 2020.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Fifth Third Securities, Inc. toll-free at 1-866-531-5353; RBC Capital Markets, LLC toll-free at 1-866-375-6829; Regions Securities LLC collect at 1-404-279-7400; U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607; and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.